SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

SCHEDULE TO/A

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1) OF THE SECURITIES ACT OF 1934 (Amendment No. 1)

EMERALD DAIRY INC.
(Name of Subject Company (Issuer) and Filing Person (as Offeror))

Warrants to Purchase Common Stock Having Exercise Prices of $0.94, $1.50, $1.63, $2.04 and $3.26 Per Share
(Title of Class of Securities)

None
(CUSIP Number of Class of Securities)

Shu Kaneko Chief Financial Officer 11990 Market Street, Suite 205 Reston, Virginia 20190 Tel: (703) 867-9247 Fax: (678) 868-0633
(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of filing persons)

With a copy to:

Jeffrey A. Rinde, Esq. Blank Rome LLP 405 Lexington Avenue New York, NY 10174 Tel: (212) 885-5000 Fax: (212) 885-5001

CALCULATION OF FILING FEE:

Transaction Valuation (1)	Amount of Filing Fee (2)
$5,947,580	$331.87*

      * Previously paid on June 19, 2009.
_______________________________________

(1)
Estimated for purposes of calculating the amount of the filing fee only.  Since the number of warrants having exercise prices of $0.94, $1.50, $1.63, $2.04 and $3.26 per share that will participate in this offer to amend and exchange cannot be determined prior to the offer, the calculation assumes all 7,629,476 warrants to purchase shares of the Issuer’s common stock eligible for exchange, having an aggregate value of $5,947,580 as of June 18, 2009, will be exchanged for new warrants pursuant to the terms of this offer.  The aggregate value of such warrants was calculated based on the Black-Scholes pricing model .

(2)	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $55.80 for each $1,000,000 of the value of the transaction.

☒ Check the box if any part of the fee is offset as provided by Rule 0–11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $331.87
Form or Registration No.:  Schedule TO-I (File No. 005-83204)
Filing Party:  Emerald Dairy Inc.
Date Filed:  June 19, 2009

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d–1.

☒ issuer tender offer subject to Rule 13e–4.

☐ going-private transaction subject to Rule 13e–3.

☐ amendment to Schedule 13D under Rule 13d–2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

EXPLANATORY NOTE

This Amendment No. 1 amends the Tender Offer Statement on Schedule TO filed by Emerald Dairy Inc., a Nevada corporation (the “Company”), with the Securities and Exchange Commission on June 19, 2009 (the “Tender Offer Statement”), which relates to the Company’s offer to exchange outstanding common stock purchase warrants of the Company for new common stock purchase warrants (the “Offer”).  The Company is amending the Tender Offer Statement and related documents to:

•	extend the period during which the Offer will remain open to August 13, 2009;

•	clarify that the Offer is being made to all holders of eligible warrants in accordance with Rule 13e-4(f)(8)(i) under the Securities Act of 1933, as amended;

•	eliminate the requirement that warrant holders make a cash payment to exercise the amended warrants they receive in exchange for their original warrants in connection with the Offer;

•
remove the related $5,000,000 limitation on the amount of proceeds the Company would accept in connection with the exercise of the amended warrants in connection with the Offer, and related provisions regarding proration, priority of purchases, “odd lots,” and conditional tenders; and

•	include, as exhibits to the Tender Offer Statement, the forms of the amended warrants to be received by warrant holders participating in this Offer in exchange for their existing warrants.

The amended warrants issued in connection with the Offer will have the same terms and conditions as the original warrants, except that the new warrants will have lower exercise prices, shortened exercise periods, no conversion limitations based on percentage ownership, and no cashless exercise provisions, as further described herein.

Item 1.  Summary Term Sheet.

The information set forth under “Summary of Terms” in the Amended and Restated Offer to Amend and Exchange dated as of July 24, 2009 (the “Offer to Amend and Exchange”), attached hereto as Exhibit 99. (a) (1), is incorporated herein by reference.

Item 2.  Subject Company Information.

(a)  The name of the issuer and filing person is Emerald Dairy Inc., a Nevada corporation (the “Company”).  The address of its principal executive offices is 11990 Market Street, Suite 205, Reston, Virginia 20190.  The telephone number of its principal executive offices is (703) 867-9247.

(b)  This Tender Offer Statement relates to an Offer by the Company to the holders of 7,629,476 outstanding warrants to purchase shares of the Company’s common stock, par value $.001 per share (“Common Stock”), originally issued in connection with the private offerings the Company consummated in October 2007, having exercise prices of either $0.94, $1.50, $1.63, $2.04 or $3.26 per share (the “Original Warrants”), to voluntarily exchange any or all of the Original Warrants for amended warrants  exercisable at reduced exercise prices (“Amended Warrants”), for a limited period of time, upon the terms and subject to the conditions described in the Offer to Amend and Exchange and the related Election Form attached hereto as Exhibits (a)(1) and (a)(4), respectively.  The reduced exercise prices of the Amended Warrants will depend on the current exercise prices applicable to the Original Warrants. As of July 24, 2009, the Original Warrants included: (i) 373,334 Original Warrants to purchase shares of Common Stock at an exercise price of $0.94 per share, which may be exchanged for Amended Warrants exercisable at a reduced price of $0.75 per share, (ii) 1,333,333 Original Warrants to purchase shares of Common Stock at an exercise price of $1.50 per share, which may be exchanged for Amended Warrants exercisable at a reduced price of $1.20 per share, (iii) 235,583 Original Warrants to purchase shares of Common Stock at an exercise price of $1.63 per share, which may be exchanged for Amended Warrants exercisable at a reduced price of $1.30 per share, (iv) 955,190 Original Warrants to purchase shares of Common Stock at an exercise price of $2.04 per share, which may be exchanged for Amended Warrants exercisable at a reduced price of $1.63 per share, and (v) 4,732,036 Original Warrants to purchase shares of Common Stock at an exercise price of $3.26 per share, which may be exchanged for Amended Warrants exercisable at a reduced price of $1.63 per share.  The only differences between the Original Warrants and the Amended Warrants being offered, relate to (i) the lower exercise prices, (ii) the shortening of the exercise period to fifteen (15) days following the expiration of the Offer, which will not be extended for the Company’s failure to register the underlying shares, (iii) the deletion of the provision that holders may not exercise their warrants if the exercise will cause them and their affiliates to beneficially own an aggregate of more than 9.9% of the outstanding shares of Common Stock of the Company, and (iv) the requirement that the exercise price must be paid in cash, as a cashless exercise of the Amended Warrants will not be accepted.

(c)  Information about the trading market and price of the subject securities set forth in the Offer to Amend and Exchange under Section 9 (“Market for Our Common Stock”) is incorporated herein by reference.  No trading market exists for the Original Warrant, or will exist for the Amended Warrants.

Item 3.  Identity and Background of Filing Person.

(a)  The name of the issuer and filing person is Emerald Dairy Inc., a Nevada corporation. The address of its principal executive offices is 11990 Market Street, Suite 205, Reston, Virginia 20190.  The telephone number of its principal executive offices is (703) 867-9247.

 The Company’s Directors and Executive Officers as of July 24, 2009 are listed in the table below.

Name	Position
Yang Yong Shan	Chief Executive Officer, President and Chairman of the Board
Kaneko Shu	Chief Financial Officer, Secretary and Director
Niu Wan Chen	Vice President of Sales and Director
Qin Si Bo	Vice President of Production and Director
Yuan Yong Wei	Vice President of Operation and Director

Item 4.  Terms of the Transaction.

(a)  The information set forth in the Offer to Amend and Exchange under Section 1 (“Purpose of the Offer”), Section 2 (“Eligibility”), Section 3 (“Exchange of Warrants for Amended Warrants”), Section 4 (“Number of Warrants”), Section 5 (“Procedures for Tendering Warrants”), Section 6 (“Acceptance of Warrants”), Section 7 (“Extension of Offer; Termination; Amendment”), Section 10 (“Source and Amount of Consideration; Description of Warrants”) and Section 14 (“Certain Material United States Federal Income Tax Consequences”) is incorporated herein by reference.

(b)  The information set forth in the Offer to Amend and Exchange under Section 12 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Warrants and our Common Stock”) is incorporated herein by reference.

Item 5.  Past Contacts, Transactions, Negotiations and Agreements.

(a)  The information set forth in the Offer to Amend and Exchange under Section 12 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Warrants and our Common Stock”) is incorporated herein by reference.

Item 6.  Purposes of the Transaction and Plans or Proposals.

(a)  The information set forth in the Offer to Amend and Exchange under Section 1 (“Purpose of the Offer”) is incorporated herein by reference.

(b)  The information set forth in the Offer to Amend and Exchange under Section 6 (“Acceptance of Warrants”) and Section 10 (“Source and Amount of Consideration; Description of Warrants”) is incorporated herein by reference.

(c)  The information set forth in the Offer to Amend and Exchange under Section 1 (“Purpose of the Offer”) and Section 11 (“Information Concerning Emerald Dairy”) is incorporated herein by reference.

Item 7.  Source and Amount of Funds or Other Consideration.

(a)  The information set forth in the Offer to Amend and Exchange under Section 10 (“Source and Amount of Consideration; Description of Warrants”) and Section 14 (“Fees and Expenses”) is incorporated herein by reference.

(b)  Not applicable.

(d)  Not applicable.

Item 8.  Interest in Securities of the Subject Company.

(a)  The information set forth in the Offer to Amend and Exchange under Section 12 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Warrants and our Common Stock”) is incorporated herein by reference.

(b)  The information set forth in the Offer to Amend and Exchange under Section 12 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Warrants and our Common Stock”) is incorporated herein by reference.

Item 9.  Person/Assets, Retained, Employed, Compensated or Used.

(a)  The Company did not retain any person for the purpose of soliciting eligible warrant holders to tender their warrants pursuant to the Offer. The Company engaged Computershare Inc. to act as exchange agent in connection with the Offer and agreed to pay them a fee of $5,000.

Item 10.  Financial Statements.

(a)  The information set forth in Item 8. “Financial Statements and Supplementary Data” in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 and in Item 1. “Consolidated Financial Statements” in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2009 is incorporated herein by reference.  The Company’s Annual Report on Form 10-K and the Quarterly Reports on Form 10-Q can be accessed electronically on the Securities and Exchange Commission’s website at http://www.sec.gov.  The financial information contained in the Offer under Section 11 (“Information Concerning Emerald Dairy”) is incorporated herein by reference.

(b)  The information set forth in the Offer to Amend and Exchange under Section 11 (“Information Concerning Emerald Dairy”) is incorporated herein by reference.

Item 11.  Additional Information.

(a)  The information set forth in the Offer to Amend and Exchange under Section 12 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Warrants and our Common Stock”), Section 13 (“Legal Matters; Regulatory Approval”) and Section 16 (“Additional Information”) is incorporated herein by reference.

(b) Not applicable.

Item 12.  Exhibits.

99. (a) (1)	Amended and Restated Offer to Amend and Exchange

99. (a) (2)	Cover Letter to Warrant Holders

99. (a) (3)	Instructions to Warrant Holders

99. (a) (4)	Election Form

99. (a) (5)	Withdrawal Form

99. (a) (6)	Press Release

99. (a) (7)	Form of Amended Warrant Exercisable at an Exercise Price of $0.75 Per Share (Reduced from $0.94)

99. (a) (8)	Form of Amended Warrant Exercisable at an Exercise Price of $1.20 Per Share (Reduced from $1.50)

99. (a) (9)	Form of Amended Warrant Exercisable at an Exercise Price of $1.30 Per Share (Reduced from $1.63)

99. (a) (10)	Form of Amended Warrant Exercisable at an Exercise Price of $1.63 Per Share (Reduced from $2.04)

99. (a) (11)	Form of Amended Warrant Exercisable at an Exercise Price of $1.63 Per Share (Reduced from $3.26)

SIGNATURE

After due inquiry and the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EMERALD DAIRY INC.

/s/ Shu Kaneko
Name: Shu Kaneko
Title: Chief Financial Officer

July 24, 2009